UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011 and Amendment No. 2 to Schedule 14D-9 filed with the SEC on December 27, 2011 (as previously filed with the SEC, as amended the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware Corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

(1) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately following the second paragraph under the caption entitled “Litigation.”

On December 28, 2011, the Peretti and Steamfitters Local 449 Pension Plan actions were consolidated by order of the Superior Court of the State of California, County of San Mateo (the “Court”). The Court’s consolidation order applies to all other actions subsequently filed in or transferred to Superior Court of the State of California, County of San Mateo that concern substantially the same facts and subject matter, including Booth Family Trust v. SuccessFactors, Inc. et al., Case No. CIV510800, a purported stockholder class action suit filed on December 30, 2011. On January 5, 2012, plaintiffs in the consolidated actions filed a consolidated class action complaint, captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279. The consolidated complaint seeks certification of a class of the Company’s stockholders and generally alleges, among other things, that (i) the members of the Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to coercive and preclusive deal protection provisions, issuing a false and misleading Solicitation/Recommendation Statement on Schedule 14D-9, and failing to protect against conflicts of interest; and (ii) Parent and Purchaser aided and abetted the Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. The Company has not yet responded to the consolidated complaint. The Company believes the plaintiffs’ allegations are without merit and intends to contest them vigorously.

On January 5, 2012, the Company, the members of its Board, Parent and Purchaser were named as defendants in a purported stockholder class action suit in the United States District Court for the Northern District of California, captioned Israni v. Dalgaard et al., Case No. 12-CV-0076-JSW. The federal complaint seeks certification of a class of the Company’s stockholders and generally alleges, among other things, that (i) the Company issued a Solicitation/Recommendation Statement on Schedule 14D-9 that is materially misleading and omits material facts; (ii) the members of the Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to coercive and preclusive deal protection provisions, issuing a false and misleading Solicitation/Recommendation Statement on Schedule 14D-9, and failing to protect against conflicts of interest; and (iii) the Company, Parent and Purchaser aided and abetted the Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, a declaration that the Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and omits material facts, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. The Company has not yet responded to the complaint. The Company believes the plaintiff’s allegations are without merit and intends to contest them vigorously.

(2) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the paragraph of the subsection entitled “Austrian Antitrust Laws” to read as follows:

Section 10 of the Austrian Cartel Act requires SAP AG and SuccessFactors to file a notification with the Federal Competition Authority (“FCA”) in Austria and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a four week waiting period from submission of a complete notification to the FCA, or in case of an in-depth investigation, an additional waiting period of five months, has expired or otherwise terminated. SAP AG submitted the filing in Austria on December 12, 2011 and received a clearance decision of the FCA on January 10, 2012.

(3) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the paragraph of the subsection entitled “Irish Antitrust Law” to read as follows:

Part 3 of the Competition Act of 2002 requires SAP AG and SuccessFactors to file a notification with the Competition Authority (“CA”) within one month (45 days where remedies are proposed) of execution of the Merger Agreement or commencement of the Offer and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a one month waiting period from the “appropriate date” has expired, which is the later of (i) submission of a complete notification to the CA or (ii) submission of all additional information requested by the CA. In case of an in-depth investigation, there is an additional waiting period of four months from the appropriate date. SAP submitted the filing in Ireland on behalf of itself and SuccessFactors on December 12, 2011 and received a clearance decision of the CA on January 10, 2012.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Document
(a)(5)(G)	Consolidated complaint captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279, filed on January 5, 2012 in the Supreme Court of the State of California—County of San Mateo.
(a)(5)(H)	Complaint captioned Israni v. Dalgaard et al., Case No. 12-CV-0076-JSW, filed on January 5, 2012 in the United States District Court for the Northern District of California.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.

Name:	Bruce C. Felt, Jr.

Title:	Chief Financial Officer

Date:	January 11, 2012

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